Direct Dial + (212) 819-8998       nzilkha@whitecase.com
September 19, 2007
Michele M. Anderson, Esq.
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington D.C. 20549

Re:	Coinmach Service Corp.
Preliminary Proxy Statement Schedule 14A
Filed August 7, 2007
File No. 001-32359
Dear Ms. Anderson:
     On behalf of our client, Coinmach Service Corp. (to which we refer as “Coinmach” or the “Company”), we have arranged to be filed today via EDGAR with the Securities and Exchange Commission Amendment No. 1 to the Preliminary Proxy Statement Schedule 14A originally filed with the Securities and Exchange Commission on August 7, 2007. Amendment No. 1 reflects changes made in response to the comments of the Staff contained in its September 6, 2007 letter to Stephen R. Kerrigan, Chairman of the Board and Chief Executive Officer of our client.
     Set forth below are responses to the comments in the Staff’s letter. For ease of reference, each comment contained in the Staff’s letter is printed below and is followed by our client’s response.
     We only represent the Company. To the extent any response relates to information concerning Babcock & Brown, Parent or Merger Sub, such response is included in this letter based on information provided to the Company and our firm by such entity or its respective representatives.

U.S. Securities and Exchange Commission
September 19, 2007
General
Comment 1
Please provide a detailed legal analysis with respect to the applicability of Rule 13e-3 to the proposed transactions between Coinmach and the affiliates of Babcock & Brown, Spin Holdco and Spin Acquisition, in light of the staff’s guidance in Section III.D.3 of the Current Issues and Rulemaking Projects Outline (November 14, 2000) (“where management of the issuer-seller that will be going private is essentially ‘on both sides’ of the transaction, the purchaser also may be deemed to be an affiliate of the issuer engaged in the transaction and, as a consequence, required to file on Schedule 13E-3”) and the Manual of Publicly Available Telephone Interpretations, Going Private Rules and Schedule 13e-3, Interpretation P-3. Your response should address, among other factors, your officers and directors’ equity participation in Parent after the merger, representation of management on Parent’s board, the senior management positions that your executive officers will hold at Parent (including the increased compensation those individuals will receive) and the transaction bonuses payable.
Introduction
With our assistance, the Company and Babcock & Brown Limited (“Babcock & Brown”) carefully considered the applicability of Rule 13e-3 to the transaction prior to the initial filing of the Preliminary Proxy Statement on Schedule 14A. The Staff has noted in Exchange Act Release No. 34-17719 (April 13, 1981) that a “Rule 13e-3 transaction” “is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction...”. Rule 13e-3(a)(1) defines an “affiliate” of an issuer as a person that directly or indirectly controls, is controlled by, or is under common control with, such issuer.
Accordingly, pursuant to Rule 13e-3(a)(1), in order for Messrs. Kerrigan, Doyle, Stanky, Norniella (collectively, the “Management Group”) and Chapman (collectively with the Management Group, the “Continuing Persons”) to be considered affiliates of Babcock & Brown, Parent or Merger Sub, they would have to directly or indirectly control or be controlled by or under common control with Babcock & Brown, Parent or Merger Sub, such that they were “standing on both sides of the transaction.”
The Company recognizes that in Exchange Act Release No. 34-16075 (August 2, 1979) (the “Adopting SEC Release”) and the Manual of Publicly Available Telephone Interpretations, Going Private Rules and Schedule 13e-3, Interpretation P-3 (the “Telephone Interpretations Manual”), cited in the Staff’s comment above, the Staff took the position that, where continuity in management exists, a Schedule 13E-3 may be required even if the transaction was negotiated at arm’s length. Section II.D.3 of the Staff’s Current Issues and Rulemaking Projects Outline (November 14, 2000), which was also cited in the Staff’s comment above, notes that important factors in the Staff’s analysis of Rule 13e-3 transactions include whether the issuer’s management ultimately will (i) hold a material amount of the surviving company’s outstanding equity securities, (ii) occupy seats on the board of the surviving company in addition to senior management positions, and (iii) otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”).

U.S. Securities and Exchange Commission
September 19, 2007
As described in the Telephone Interpretations Manual, the factors examined by the Staff in analyzing Rule 13e-3 transactions also include (i) increases in the consideration to be received by management, (ii) alterations in management’s executive agreements favorable to management, (iii) the equity participation of management in the acquirer and (iv) the representation of management on the board of directors of acquirer.
Furthermore, in Polar Int’l Brokerage Corp. v. Reeve, 108 F. Supp. 2d 225, 247 (S.D.N.Y. 2000), the court identified four factors, which courts have considered, to determine whether the acquirer has the requisite control over the target: “(i) prior relationships between directors of the target company and the acquirer; (ii) whether any director of the target company received compensation from the acquirer (other than through the sale of his or her shares), (iii) whether the acquirer sought to improperly influence the directors of the target company, and (iv) whether the target directors retained positions with the acquirer following the transaction.”
The Company and Babcock & Brown carefully considered all of the foregoing factors regarding the applicability of Rule 13e-3 to the transaction:
A. Ownership of Parent’s or the Surviving Company’s Equity Securities
•	At the request of Babcock & Brown, in order to incentivize the Continuing Persons to remain employed with or provide consulting service to the Company following the merger, each Continuing Person has agreed to exchange a portion of his shares of the Company’s class B common stock for common stock of Parent. Such request, as well as the Continuing Persons’ agreement to such exchange, is customary in leveraged investments by private equity funds.

•	In accordance with the exchange agreement with Parent, the Continuing Persons will exchange shares of the Company’s class B common stock, representing in the aggregate approximately 0.77% of the total number of outstanding shares of the Company’s common stock, for shares of common stock of Parent, representing in the aggregate approximately 1.74% of the total outstanding shares of Parent’s common stock (the “Exchange”). Accordingly, management’s aggregate equity interest in the Company immediately prior to the merger will decrease significantly to less than 2% of the outstanding equity of Parent following the merger.

U.S. Securities and Exchange Commission
September 19, 2007
•	In accordance with the respective employment agreements of the Management Group with Parent and the consulting agreement of Mr. Chapman with Parent, each of them will be eligible to receive grants of equity securities of Parent pursuant to the terms of Parent’s management equity incentive plan to be established following completion of the merger. The final terms of Parent’s management equity incentive plan have not been agreed to as of the date of this letter. It is anticipated that 10% of the outstanding equity of Parent will be reserved for issuance under Parent’s management equity incentive plan that will be established following completion of the merger. Members of management and other key employees of Parent, and not just the Continuing Persons, will be eligible to participate in Parent’s management equity incentive program. As of the date of this letter, there is no current plan as to whether or how many non-voting shares or options would be granted to any Continuing Person following the completion of the merger under such plan. Awards under the plan will be allocated based upon criteria to be established by the board of directors of Parent in consultation with the chief executive officer of the Company. As of the date of this letter, the final structure of Parent’s management equity incentive program has not yet been determined, except that the initial grants of non-voting shares or options will vest ratably over five years from any award, and different tranches of the non-voting shares or options will be subject to different hurdle rates or exercise prices that are equal to or greater than the fair market value of the common shares immediately following the closing. None of the options would be issued at less than fair market value.

•	Each Continuing Person will become a party to the stockholders agreement of Parent. While the final terms of Parent’s stockholders agreement have not been agreed to as of the date of this letter, Parent has advised us that the stockholders agreement will contain (i) material restrictions on the ability of any Continuing Person to transfer any Parent’s equity securities owned by such Continuing Person, (ii) provisions permitting Babcock & Brown, as the controlling stockholder of Parent, to force the Continuing Persons prior to an initial public offering to dispose of their shares of Parent, and (iii) provisions permitting Parent prior to an initial public offering to acquire all of its equity securities owned by the Continuing Persons upon termination of employment under certain circumstances. In addition, we have been advised by Parent that such stockholders agreement will not provide the Continuing Persons any other material rights relating to corporate governance matters, including the ability, individually or as a group, to exercise veto or consent rights with respect to any matters or to designate any director to the board of directors of Parent. See the Company’s response to Comment No. 7 below for further details regarding the proposed terms of the stockholders agreement.

U.S. Securities and Exchange Commission
September 19, 2007
B. Parent’s and the Surviving Company’s Board of Directors
•	The Company’s board of directors is comprised of seven members, of which (i) one member is Mr. Kerrigan, the Company’s chief executive officer, (ii) three members are independent directors within the meaning of SEC rules and AMEX rules, (iii) two members are representatives of Coinmach Holdings, LLC, the Company’s controlling stockholder (“Coinmach Holdings”), and (iv) one member is Mr. Chapman, a non-management director and consultant of the Company.

•	We have been advised by Parent that no director, executive officer or other employee of the Company other than Mr. Kerrigan will occupy a seat on Parent’s or the Company’s board following the merger.

•	We have been advised by Parent that following the completion of the merger, Parent’s and the Company’s board of directors will consist of five directors, of which (i) three directors, including the chairman of the board of directors, are expected to be designated by Babcock & Brown, (ii) one director is expected to be designated by certain other investors (other than the Continuing Persons) and (iii) one director is expected to be the chief executive officer of Parent (to be appointed by Babcock & Brown and who initially shall be Mr. Kerrigan). Mr. Kerrigan’s employment as chief executive officer of Parent and the Company can be terminated by Parent’s and the Company’s board of directors, respectively, at any time, at which point Mr. Kerrigan will not be entitled to serve as a director of either Parent or the Company.

•	Based on the foregoing, Mr. Kerrigan will not be in a position to control Parent following the merger, and, as noted in footnote 6 of the Adopting SEC Release, “the Commission would not view a person as an affiliate of purchaser solely because such person ... is elected or there is an agreement to elect such person as an executive officer or director of the purchaser”.

U.S. Securities and Exchange Commission
September 19, 2007
C. Continuing Persons Are Not In A Position To Control Parent or The Surviving Corporation
•	During the period prior to execution and delivery of the merger agreement, Mr. Kerrigan, the only management director on the board of directors of the Company, was not involved with negotiating the terms of the merger agreement with Babcock & Brown. Such negotiations were led at the direction of the Company’s board of directors by Mr. Chapman (a director and consultant of the Company), with the assistance of the Company’s legal and financial advisors. Mr. Kerrigan’s role in the merger negotiations was limited to considering the merger in his capacity as a director of the Company.

•	Coinmach Holdings beneficially owns all the outstanding shares of the Company’s class B common stock, which represents approximately 61.50% of the voting power of the outstanding shares of the Company’s common stock and, accordingly, by virtue of such ownership has the ability to elect the members of the board of directors of the Company. GTCR-CLC, LLC, the controlling member of Coinmach Holdings (“GTCR”), has the right pursuant to the limited liability company agreement of Coinmach Holdings and the securityholders agreement of Coinmach Holdings to designate a majority of the members of the board of managers of Coinmach Holdings. Accordingly, while Messrs. Kerrigan and Chapman are on the board of managers of Coinmach Holdings, GTCR controls the Company. In addition, Coinmach Holdings agreed to vote its shares in favor of adopting the merger pursuant to the terms of the voting agreement.

•	The Continuing Persons beneficially own directly, in the aggregate, approximately 0.33% of the Company’s outstanding common stock (or 0.23% of the voting power of the Company’s outstanding common stock). The Continuing Persons also indirectly own shares of the Company through their ownership of Coinmach Holdings’ common units and class C preferred units. Based on the aggregate dollar amount of merger consideration to be paid to holders of the Company’s common stock, as of September 18, 2007, the Continuing Persons would be entitled to receive pursuant to the terms of the voting agreement in connection with the distribution of class B common stock to the members of Coinmach Holdings (the “Distribution”), in the aggregate, approximately 1,710,312 shares of class B common stock, representing approximately 3.25% of the outstanding common stock of the Company (or 4.50% of the voting power of the Company’s outstanding common stock). Accordingly, immediately following the Distribution but prior to completion of the merger, the Continuing Persons will collectively own, directly and indirectly, in the aggregate, approximately 3.58% of the outstanding common stock of the Company (or 4.73% of the voting power of the Company’s outstanding common stock).

U.S. Securities and Exchange Commission
September 19, 2007
D. New Management Arrangements
•	Babcock & Brown’s final bid was subject to Babcock & Brown entering into satisfactory arrangements with members of the Company’s senior management upon consummation of the merger. As a result of such requirement, on May 9, 2007, two days following the date on which Babcock & Brown submitted its final bid of $13.55 per share and after Babcock & Brown was identified as the winning bidder, the Company’s board of directors authorized Mr. Kerrigan, on behalf of members of the Company’s senior management, to discuss with Babcock & Brown the terms of continued employment (if any) of senior management of the Company with the Company following the merger. Such discussions with Babcock & Brown did not commence until May 11, 2007 and were conducted by management separate and apart from any merger discussions and negotiations and with the assistance of separate legal counsel. In addition, the discussions with Mr. Chapman regarding the term of his new consulting agreement also occurred after May 11, 2007 separate and apart from any merger discussions and negotiations. Babcock & Brown’s original offer of $13.55 per share remained unchanged throughout the course of negotiations with the Continuing Persons regarding their continued role in the Company following the merger.

•	Pursuant to the terms of their employment agreements, following the completion of the merger, Messrs. Kerrigan, Doyle, Stanky and Norniella are expected to be (i) the chief executive officer, (ii) the chief financial officer, treasurer and secretary, (iii) senior vice president and (iv) executive officer, in each case, of Parent and the Company, respectively.

•	With the exception of the Management Group’s entitlements to participate in Parent’s management equity incentive plan, the terms of the Management Group’s new employment agreements will be similar in all material respects to their existing employment agreements, except that (i) the annual base salaries of Messrs. Doyle, Stanky and Norniella will increase by approximately $35,000, $50,000 and $50,000, respectively, following completion of the merger, (ii) each of Messrs. Kerrigan, Doyle, Stanky and Norniella will be entitled to severance payments upon such individual’s resignation following a change of control of the Company, (iii) the severance payments of Mr. Stanky upon a termination by him for “good reason” will increase from 0.75 to 1.5 times of his annual base salary, the same level as Mr. Stanky’s severance upon involuntary termination, and the severance payments of Mr. Norniella upon termination by the Company without “cause” will increase from 1 time to 1.5 times of his annual base salary, (iv) the non-competition and non-solicitation restrictions of (x) Messrs. Kerrigan and Doyle will be extended from one year to two years following the employment term, (y) Mr. Stanky will be extended from one year to eighteen months following the employment term, and (z) Mr. Norniella will be reduced from two years to eighteen months following the employment term, and (v) the non-competition and non-solicitation restrictions of Messrs. Kerrigan, Doyle, Stanky and Norniella will apply to a greater geographical area. In fiscal year 2007, Messrs. Kerrigan, Doyle, Stanky and Norniella received bonuses of $450,000, $168,750, $120,000 and $75,000, respectively, and pursuant to their new employment agreements, Messrs. Kerrigan, Doyle, Stanky and Norniella are each entitled to receive bonuses for fiscal year 2008 in amounts ranging from $300,000 to $500,000, $112,500 to $187,500, $90,000 to $150,000 and $75,000 to $125,000, respectively. With the exception of Mr. Chapman’s entitlement to participate in Parent’s management equity incentive plan, the terms of Mr. Chapman’s new consulting agreement will be similar in all material respects to the terms of his existing consulting agreement (including the annual consideration to be paid to Mr. Chapman, which will remain unchanged), except that under his new consulting agreement, (i) upon termination of his consultancy, he will be paid through the end of the term (the initial term and each renewal term to be for a period of twelve months), and (ii) he will be subject to confidentiality restrictions and a non-solicitation covenant for a period of one year following termination of the consulting agreement.

•	Upon consummation of the merger, the Continuing Persons will receive the following transaction bonuses from the Company and Coinmach Holdings: Mr. Kerrigan — $6,840,806 from the Company and $1,743,238 from Coinmach Holdings; Mr. Doyle — $359,721 from the Company and $947,279 from Coinmach Holdings; Mr. Stanky - $280,000 from the Company and $286,483 from Coinmach Holdings; Mr. Norniella — $251,770 from the Company and no transaction bonus from Coinmach Holdings and Mr. Chapman — $866,667 from the Company and $550,000 from Coinmach Holdings. In arriving at the amounts of the transaction bonuses to the Continuing Persons, the board of directors of the Company considered (i) the assistance provided by the Continuing Persons in connection with the proposed transaction and (ii) the agreement to rollover a portion of their common stock pursuant to the exchange agreement. Discussions relating to the payment of such transaction bonuses commenced after May 7, 2007, the date on which Babcock & Brown submitted its final bid, and the transaction bonuses were approved by the board of directors of the Company and the board of managers of Coinmach Holdings on June 14, 2007, the date on which the merger agreement was approved by the board of directors of the Company. Babcock & Brown’s original offer of $13.55 per share remained unchanged throughout the course of discussions relating to the transaction bonuses. None of the transaction bonuses will be paid by Babcock & Brown, Parent or Merger Sub.

U.S. Securities and Exchange Commission
September 19, 2007
E. No Prior Relationships
•	The decision to pursue a sale of the Company was made by the Company’s board of directors after considering a range of alternatives for maximizing stockholder value and after determining that it would be in the Company’s and its stockholders’ best interests to conduct a formal process to evaluate a potential sale of the Company. As described under the caption “Background of the Merger” beginning on page 24 of the Preliminary Proxy Statement Schedule 14A filed by the Company, the Company’s board of directors, with the assistance of its financial and legal advisors, approved entering into the merger agreement with Parent and Merger Sub, only following the completion of a strategic review process which considered a range of alternatives for maximizing value for the Company stockholders and after conducting a bidding process in which various unaffiliated parties were contacted by the Company’s financial advisors, which identified, on behalf of the Company, various potential purchasers of the Company. Such bidding process resulted in a bid by Babcock & Brown. Management did not independently pursue potential investors, identify sources of financing or pursue any particular proposed transaction outside of the formal process led by the board of directors of the Company. The merger agreement was the result of arm’s length negotiations between Babcock & Brown and the Company and was unanimously approved by the Company’s board of directors.

•	Parent and Merger Sub are affiliates of Babcock & Brown, a third party financial buyer, with which the Company and members of the Company’s board of directors or senior management had no relationship prior to the transaction. No directors or officers of the Company own any shares in Babcock & Brown, Parent or Merger Sub, and no directors or officers of Babcock & Brown, Parent or Merger Sub, own any shares in the Company. In addition, the Company, on the one hand, and Parent, Merger Sub and Babcock & Brown, on the other hand, have no overlapping directors or officers.

•	None of Babcock & Brown, Parent and Merger Sub have, or prior to execution of the merger agreement had, any commercial, contractual or other relationship with the Company, its directors or senior management that would or could result in having the effect of being in control of, or being under common control with, the Company.

U.S. Securities and Exchange Commission
September 19, 2007
Conclusions
Based on the foregoing facts and circumstances, we note the following:
(a)	given that the Company is controlled by GTCR which through Coinmach Holdings owns more than 60% of the voting power of the outstanding shares of the Company’s common stock, neither Babcock & Brown, Parent nor Merger Sub controls or is under common control with the Company;

(b)	the transaction is the result of a formal bidding process led by the Company’s board of directors with the assistance of the Company’s legal and financial advisors;

(c)	there are no prior relationships between the Company or any Continuing Person and Babcock & Brown, Parent or Merger Sub that would or could result in having the effect of being in control of, or being under common control with, the Company, and neither Babcock & Brown, Parent nor Merger Sub sought to improperly influence the directors of Coinmach;

(d)	the Continuing Persons will own, in the aggregate, approximately 1.74% of the outstanding equity of Parent immediately following the merger, an immaterial amount of Parent’s outstanding equity securities;

(e)	while the chief executive officer of the Company will occupy a seat on Parent’s and the Company’s board of directors, such boards will consist of five members, a majority of which will be designated by Babcock & Brown and not any Continuing Person;[1]

(f)	the Continuing Persons negotiated with Babcock & Brown the terms of their continued employment or service (if any) only following the date on which Babcock & Brown submitted its final bid of $13.55 per share, which price remained unchanged throughout the course of such discussions;

[1]	As noted by de Burca, “[m]anagement continuing with … similar board representation, should not be considered affiliates of the acquirer without additional indicia of control” (See de Burca, “The Definition of Affiliates under the SEC’s Going Private Rule,” Insights, vol.18, no. 8 (Aug. 2004), p.19 (“de Burca”). Additionally, as noted in footnote 6 of the Adopting SEC Release, “the Commission would not view a person as an affiliate of purchaser solely because such person … is elected or there is an agreement to elect such person as an executive officer or director of the purchaser”.

U.S. Securities and Exchange Commission
September 19, 2007
(g)	the Continuing Persons will continue with employment packages following completion of the merger, on terms that the Company believes are reasonable and customary;[2] and

(h)	while the Continuing Persons are entitled to receive transaction bonuses, such transaction bonuses will be paid by Coinmach and Coinmach Holdings and not by Babcock & Brown, Parent or Merger Sub.
Based on the foregoing, the Company has concluded that (i) neither the Company nor any Continuing Person possesses any control over Babcock & Brown, Parent or Merger Sub, and (ii) neither Babcock & Brown, Parent nor Merger Sub controls or is under common control with the Company or any Continuing Person, as would be required for the transaction to be subject to Rule 13e-3. In addition, the Company believes that none of the abuses (or opportunities for abuses) that Rule 13e-3 was designed to prevent (i.e., overreaching or unfairness in the negotiations regarding the merger agreement) are present in this case due to: (i) the process followed by the Company’s board of directors in the transactions that eventually led to the signing of the merger agreement, (ii) the contemporaneous discussions of a possible acquisition of the Company with more than one bidder, (iii) Coinmach Holdings’ controlling ownership interest in the Company and obligation to vote in favor of adoption of the merger, and (iv) the inability of any Continuing Person to control the Company or Parent prior to or following the merger. Accordingly, the Company believes that Rule 13e-3 does not apply to the transaction and that the policies that Rule 13e-3 is intended to achieve would not be advanced were the transaction to be subject to Rule 13e-3.
Comment 2 (part 1)
Throughout the document, quantify the “certain portion” or the “certain number” of shares that Messrs. Kerrigan, Doyle, Stanky, Norniella and Chapman will exchange for “a certain number of shares” of common stock of Parent.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly.
Comment 2 (part 2)
In an appropriate location in the proxy statement, indicate why their remaining shares will be purchased prior to completion of the merger.
The sale of shares owned by any Continuing Person following the Exchange and prior to completion of the merger provides additional comfort that the proceeds of such sales will be accorded appropriate tax treatment for such shareholders in light of the exchange of their other shares for shares in Parent in connection with the merger.

[2]	As noted by de Burca, “[m]anagement continuing with a similar compensation package … should not be considered affiliates of the acquirer without additional indicia of control” and, as stated in footnote 6 of the Adopting SEC Release, “the Commission would not view a person as an affiliate of the purchaser solely because such person enters into or agrees to enter into a reasonable and customary employment agreement.”

U.S. Securities and Exchange Commission
September 19, 2007
The Company has not, however, revised the proxy statement to indicate why certain shares are to be purchased prior to completion of the merger as it believes such disclosure is not necessary because such shares would be purchased substantially contemporaneously with the merger and for consideration equivalent to the per share consideration payable to other shareholders that participate in the merger.
Background of the Merger, page 24
Comment 3
Revise the background section to summarize the substance of all material negotiations between the parties regarding “management arrangements,” including the terms of the continuing officers’ employment agreements, the terms of the Exchange Agreement and “management’s obligations to assist Babcock & Brown in obtaining its debt and equity financing.”
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly.
The Voting Agreement, page 86
Share Distribution and Exchange, page 87
Comment 4
We note the discussion on page 87 relating to the share distribution and exchange. Please explain the reference to the exchange of Class A Common. It appears that the Exchange Agreement contemplates only the exchange of Class B Common.
The Company acknowledges the Staff’s comment and notes that only shares of Coinmach’s Class B Common Stock will be exchanged for shares of Parent’s common stock as set forth in the exchange agreement. Accordingly, the proxy statement has been revised to reference only the exchange of Coinmach’s Class B Common Stock.
Comment 5
Please clarify the formula under which the shares of Class B Common Stock will be distributed to the members of Coinmach Holdings.
Pursuant to Section 2.2 of the voting agreement, Coinmach Holdings will make an in-kind distribution of all of Coinmach’s shares of Class B Common Stock held by Coinmach Holdings to its members in accordance with Section 13.2 of the limited liability company agreement of Coinmach Holdings. Note that there are currently outstanding only class C preferred units and common units of Coinmach Holdings.

U.S. Securities and Exchange Commission
September 19, 2007
Pursuant to Section 13.2 of the limited liability company agreement of Coinmach Holdings, following satisfaction of all debts, obligations and liabilities of Coinmach Holdings, the shares of Coinmach’s Class B Common Stock will be distributed as follows:
(i)	first, to the holders of class C preferred units of Coinmach Holdings, a number of shares of Coinmach’s Class B Common Stock representing an amount equal to the aggregate amount of the yield that accrues on such class C preferred units at a rate of 8% per annum on (x) the capital contributions made or deemed to be made with respect to such units as reduced by distributions previously made by Coinmach Holdings to the holders of such class C preferred units that constitute payment of yield with respect to such class C preferred units and (y) the yield accrued thereon (in the portion that each holder’s share of such yield bears to the aggregate yield to accrued to the class C preferred units) until each such holder received a number of shares of Coinmach’s Class B Common Stock representing an amount equal to the aggregate yield on such holders’ class C preferred units;

(ii)	second, to the holders of class C preferred units of Coinmach Holdings, a number of shares of Coinmach’s Class B Common Stock representing an amount equal to the aggregate amount of capital contributions made or deemed to be made in exchange for such class C preferred units as reduced by distributions previously made by Coinmach Holdings that constitute return of capital with respect to such class C preferred units (in the portion that each holder’s share of such reduced capital contributions with respect to such class C preferred units bears to the aggregate amount of the reduced capital contributions with respect to all class C preferred units) until each such holder received a number of shares of Coinmach’s Class B Common Stock representing an amount equal to the aggregate reduced capital contributions with respect to such class C preferred units; and

(iii)	third, to the holders of common units of Coinmach Holdings, all remaining shares of Coinmach’s Class B Common Stock pro rata according to such holders’ ownership of common units immediately prior to such distribution.
The proxy statement has been revised to reflect that the distribution of Coinmach’s Class B Common Stock will be made pursuant to the distribution and liquidation provisions of Coinmach Holdings’ limited liability company agreement, as amended, a copy of which is filed as Exhibits 10.25 and 10.26 to the Company’s Annual Report (Amendment No. 1) on Form 10-K/A for the fiscal year ended March 31, 2007. Please note that the proxy statement (beginning on page 100) contains a table setting forth the beneficial ownership of Coinmach Holdings’ equity interests by the Company’s directors, the Named Executive Officers, all of the Company’s directors and the Named Executive Officers as a group and beneficial owners of more than 5% of Coinmach Holdings’ equity interests.

U.S. Securities and Exchange Commission
September 19, 2007
The Exchange Agreement, page 89
Comment 6
Disclose the post-transaction capitalization and relative ownership interests in Parent. Quantify both individually and on an aggregate basis your officers’ and directors’ ownership in Parent.
The Company acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 89 of the proxy statement for the requested capitalization and ownership information.
Comment 7
Please provide the staff with a copy of the Stockholders Agreement attached as Annex B to the Exchange Agreement.
We respectfully inform the Staff that Parent has advised us that the Stockholders Agreement is still being drafted and negotiated, and that Annex B to the Exchange Agreement is in the form of a preliminary term sheet. The Company has not had access to such term sheet, because the Company will not become a party to the Stockholders Agreement, and because Parent has advised the Company that the term sheet contains proprietary and sensitive information relating to Babcock & Brown’s structure and investment strategy.
Parent has advised us that the material terms of such term sheet that relate to the Company’s management (other than the terms of the contemplated Parent’s management equity incentive plan which are discussed in the Company’s response to Comment No. 1 above) are as follows:
Management Investors: The management investors of Parent are only the Continuing Persons.
Pre-Closing Governance: Prior to the Closing, Parent’s board of directors shall be comprised of directors designated by Babcock & Brown.
Post-Closing Governance: Following the Closing, Parent’s board of directors shall be comprised of 5 directors. Babcock & Brown shall designate 3 of the directors, including the chairman of Parent’s board of directors, certain other investors (other than the Continuing Persons) shall designate 1 of the directors, and the fifth director shall be the chief executive officer, who shall be appointed by Babcock & Brown. The initial chief executive officer shall be Mr. Kerrigan. Each director shall have one vote on all matters, except that the following matters shall require the affirmative vote of at least 4 directors: (i) change in organizational documents of the Company or Parent; (ii) voluntary bankruptcy, dissolution or winding up of the Company or Parent; (iii) material change to the nature of the Company’s business; and (iv) certain affiliate transactions.

U.S. Securities and Exchange Commission
September 19, 2007
Material amendments to the governing documents of the Company or Parent that would adversely affect any management investor disproportionately when compared to the other management investors or treat the management investors disproportionately to the other investors, would need to be approved by any such management investor or investors.
Transfer Restrictions: All investors, including the management investors, but excluding Babcock & Brown, are prohibited from transferring their shares in Parent without the prior written consent of Babcock & Brown, except pursuant to customary tag-along and drag-along rights, registration rights, and, with respect to the management investors, put and call rights, and except for any other exceptions mutually agreed upon, including exceptions for transfers to affiliates, Parent or certain involuntary transferees, and transfers following an IPO.
Prior to an IPO, subject to certain customary exceptions, each management investor may put his voting common stock to Parent in the event of such management investor’s death, disability, termination of employment by the Company without “cause” or termination of employment by the management investor for “good reason”.
Prior to an IPO, Parent may call a management investor’s common stock upon the termination of such management investor’s employment for any reason.
Registration Rights: Management investors do not have demand registration rights, but do have customary piggyback rights, subject to certain cutback provisions. All parties, including the management investors, will agree to a lockup period following an IPO of up to 180 days.
Information Rights: All investors, including management investors, shall have customary information rights.
In addition, we have been advised by Parent that such stockholders agreement will not provide the Continuing Persons any other material rights relating to corporate governance matters, including the ability, individually or as a group, to exercise veto or consent rights with respect to any matters.
* * *
       The Company believes the foregoing is responsive to the Staff’s comments and hopes that the Company has resolved these comments to the Staff’s satisfaction. Your prompt attention to this response will be appreciated.
       If you have any questions regarding Amendment No. 1 or the foregoing responses or if any additional information is needed, please call Nazim Zilkha of this firm at (212) 819-8998.

U.S. Securities and Exchange Commission
September 19, 2007
Sincerely,
/s/  Nazim Zilkha
White & Case LLP

cc:	John Zitko, U.S. Securities and Exchange Commission, Division of Corporation Finance
Stephen R. Kerrigan, Coinmach Service Corp.